Exhibit (a)(1)(J)

ACME PACKET, INC.

AGREEMENT TO TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE
OFFERING DOCUMENTS.

If you would like to participate in this Offer, please indicate your election by checking the applicable boxes on the Election Form and Eligible Option Information Sheet and if submitting a paper Eligible Option Information Sheet and Election Form, please return the completed and signed Eligible Option Information Sheet and Election Form to Susan Anderson at the Company via hand delivery, facsimile at +1 (781) 998-0096 or electronic mail to sanderson@acmepacket.com before 11:59 p.m., Eastern Daylight Savings Time, on August 5, 2009, unless the Offer is extended.

You may withdraw this election by submitting a new properly completed and signed Election Form and related Eligible Option Information Sheet prior to the expiration date, which will be 11:59 p.m., Eastern Daylight Savings Time, on August 5, 2009, unless we extend the Offer.

By electing to exchange my eligible options, I understand and agree to all of the following:

1. I tender to Acme Packet for exchange the eligible options specified on the attached Eligible Option Information Sheet and understand that, upon acceptance by Acme Packet, this Election Form will constitute a binding agreement between Acme Packet and me. On the Eligible Option Information Sheet I have checked the box corresponding to the eligible options that I want to exchange.

2. I understand that if I validly tender an eligible option for exchange, and such eligible option is accepted and cancelled, in substantially all cases, I will receive a new option to acquire fewer shares of common stock than were underlying my eligible option at the time of the offer and that I will not know what that new number of shares will be until the offer expires, which is scheduled to be 11:59 p.m., Eastern Daylight Savings Time, on August 5, 2009 unless the offer is extended.

3. I understand that the new options issued to me will be unvested at the time it is granted, and will begin to vest on the grant date of the new option, whereby 25% of the new options vesting on the first anniversary of the new grant date, which will be one year from the grant date, and the remainder vesting ratably on a quarterly basis over the final three years of the vesting period. Thus, no portion of each new option granted will be vested on the new option grant date. Vesting on any date is subject to your continued service to Acme Packet or its subsidiaries through each relevant vesting date.

4. I understand that each new option will have an exercise price per share equal to closing price of our common stock as reported on the NASDAQ Global Market on the new option grant date.

5. I understand that the new options will be nonstatutory stock options and that my new options will be granted under Acme Packet’s 2006 Equity Incentive Plan.

6. I understand that the new options will have substantially the same terms and conditions as the eligible options cancelled in this offer, except for the number of shares represented by the new option, the exercise price and the vesting schedule.

7. Acme Packet has advised me to consult with my own advisors as to the consequences of participating or not participating in this offer, including my personal financial, legal and/or tax advisor with any questions regarding the tax consequences of participating in this offer in the context of my own situation.

8. To remain eligible to tender my eligible options for exchange and cancellation pursuant to the offer, I understand that I must remain an eligible optionee and must not have received nor have given a notice of termination prior to the date and time that the offer expires, which is scheduled to be 11:59 p.m., Eastern Daylight Savings Time, on August 5, 2009, unless the offer is extended. I understand that if I die or cease providing services to Acme Packet prior to the expiration date of the offer, Acme Packet will not accept my eligible option for cancellation and I or my estate or beneficiaries, as the case may be, will retain my eligible options with their current terms and conditions.

9. I understand that if my employment with Acme Packet ceases or if I cease providing services to Acme Packet as an independent contractor before all of the shares represented by the new option vest, I will forfeit any unvested portion of my new option.

10. I understand that neither the ability to participate in the offer nor actual participation in the offer will be construed as a right to continued employment with Acme Packet or any of its subsidiaries.

11. I understand that in accordance with Sections 7 and 16 of the Offer to Exchange, Acme Packet may terminate, modify or amend the offer and postpone its acceptance and cancellation of any eligible option that I have tendered for exchange. In any such event, I understand that the eligible options tendered for exchange but not accepted will remain in effect with its current terms and conditions.

12. I understand that this election is entirely voluntary, and I am aware that I may change or withdraw my decision to tender my eligible option grant at any time until the offer expires as described in the Instructions to this Election Form. I understand that this decision to tender my eligible options will be irrevocable at 11:59 p.m., Eastern Daylight Savings Time, on August 5, 2009, unless the offer is extended.

13. I sell, assign and transfer to Acme Packet all right, title and interest in and to the eligible option that I am tendering as specified in the attached Eligible Option Information Sheet, and I agree that I shall have no further right or entitlement to purchase any shares of Acme Packet’s common stock under the tendered eligible option grant on the date Acme Packet accepts such option grant for exchange and cancellation. I understand that my death or incapacity will not affect Acme Packet’s authority to take the actions described in the offer with respect to eligible options that I have tendered for exchange and that has been accepted for cancellation, and such authority will survive my death or incapacity. All of my obligations under this election form will be binding upon my heirs, personal representatives, successors and assigns.

14. I agree to all of the terms and conditions of the offer AND HAVE ATTACHED A SIGNED COPY OF THE ELIGIBLE OPTION INFORMATION SHEET. I understand that if I do not include the Eligible Option Information Sheet with this Election Form, I will be deemed to have elected NOT to exchange my eligible option.

If completing via a paper election process, please sign as appropriate and return your Election Form and Eligible Option Information Sheet to Susan Anderson no later than 11:59 p.m. Eastern Daylight Savings Time on August 5, 2009 by hand delivery, facsimile, or electronic mail. If completing the offer website, please select “I agree.”

I understand that neither Acme Packet nor the Board of Directors of Acme Packet is making any recommendation as to whether I should amend or refrain from exchanging my eligible options, and that I must make my own decision whether to tender my eligible options, taking into account my own personal circumstances and preferences. I understand that the exchanged options may decline in value when I decide to exercise such options. I further understand that past and current market prices of Acme Packet common stock may provide little or no basis for predicting what the market price of Acme Packet common stock will be when Acme Packet grants me new options in exchange for my tendered eligible options or at any other time in the future.